UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                Cotelligent, Inc.
                      -----------------------------------
                                (Name of Issuer)

                      Common Stock $.01 Par Value Per Share
               ----------------------------------------------------
                         (Title of Class of Securities)

                                   221630 10 6
                         ----------------------------------
                                 (CUSIP Number)

                                Lorraine E. Vega
                                Cotelligent, Inc.
                        101 California Street, Suite 2050
                             San Francisco, CA 94111
                                 (415) 439-6400
            ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 1999
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of &240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See &240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221630 10 6


1           NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Daniel E. Jackson
            ###-##-####

2           CHECK THE APPROPORIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                      (b)



3           SEC USE ONLY


4           SOURCE OF FUNDS

            SC

5 CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



6           CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

            NUMBER OF                        7      SOLE VOTING POWER
            SHARES                                  1,029,938

            BENEFICIALLY                     8      SHARED VOTING POWER
            OWNED BY                                - 0 -
            EACH

            REPORTING                        9      SOLE DISPOSITIVE POWER
            PERSON                                  1,029,938
            WITH                            10      SHARED DISPOSITIVE POWER
                                                    - 0 -


11          AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

            1,029,938

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.77 %

14          TYPE OF REPORTING PERSON

            IN

Item 1.   Security and Issuer

The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Cotelligent, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 101 California Street, Suite 2050, San Francisco, California, 94111.

Item 2.   Identity and Background

(a)       This statement is being filed on behalf of Daniel E. Jackson.

(b)-(c) Mr. Jackson currently serves as Executive Vice President, Chief Financial Officer and Treasurer of the Issuer.


(d)       Mr. Jackson has not,  during the last five years,  been convicted in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

(e) Mr. Jackson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has subjected him to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


(f)       Mr. Jackson is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Jackson acquired 736,842 shares of the Issuer's Common Stock pursuant to that certain Stock Purchase Agreement dated October 1, 1999 (the "Agreement") between the Issuer, and Mr. Jackson, which is filed as Exhibit 1 hereto and is incorporated herein by reference. As described in the Agreement, the Issuer maintains the 1999 Leveraged Stock Purchase Plan (the "Plan"), which is filed as
Exhibit 2 hereto and is incorporated herein by reference, and pursuant thereto, the Compensation Committee of the Issuer's Board of Directors granted to Mr. Jackson the right to purchase up to 736,842 shares of the Issuer's Common Stock ( the "Shares"). The Issuer loaned funds to Mr. Jackson for the purchase of the Shares, as evidenced by a Promissory Note, the form of which is attached to the Agreement as Exhibit A, executed by Jackson simultaneously with a Pledge Agreement, the form of which is also attached to the Agreement and identified as Exhibit B.

Item 4.   Purpose of Transaction

     Mr. Jackson acquired the Shares for investment purposes, and has no present plans or proposals that would result in or relate to the occurrence of the events described in Items 4(a) - (j) of the instructions to Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) As of the date of this Statement, Mr. Jackson beneficially owns (within the meaning of Rule 13d-3(d)(1)) 1,029,938 shares of Common Stock, which represents approximately 6.77 % of the issued and outstanding shares of Common Stock (based upon 15,213,490 shares of Common Stock issued and outstanding as of December 31, 1999).

(b) Mr. Jackson has sole voting power and sole dispositive power with respect to all of the shares of the Issuer's Common Stock that he beneficially owns.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer


     Pursuant to the Agreement, the Issuer and Mr. Jackson agreed, among other things, that during the "Restriction Period" (as defined below), Mr. Jackson may not, without the consent of the Compensation Committee, sell, transfer or otherwise dispose of the Shares. The "Restriction Period" commenced on the date of Mr. Jackson's purchase of the Shares, and ends on the earliest of (i) the second anniversary of the date the Shares were purchased, (ii) Mr. Jackson's termination of employment with the Issuer for any reason, or (iii) a "Change in Control" (as defined in the Agreement). If, prior to the second anniversary of the date the Shares were purchased, Mr. Jackson voluntarily resigns from the employment of the Issuer or the Issuer terminates Jackson's employment for "Good Cause" (as defined in the Agreement), other than any such resignation or termination that occurs following a Change in Control, then the Issuer shall have the right to repurchase any or all of the Shares at a price equal to the price originally paid by Mr. Jackson for the Shares. The Issuer may exercise its right under the preceding sentence by delivering written notice to Mr. Jackson within 30 days following such termination of employment, and during any such 30 day period, Mr. Jackson may not sell, transfer or otherwise dispose of the Shares.

     The foregoing is only a summary of certain provisions of the Agreement, and is qualified in its entirety by reference to such Agreement.

Item 7.   Material to Be Filed as Exhibits

The Agreement is filed herewith as Exhibit 1 to this Statement.

The Plan is filed herewith as Exhibit 2 to this Statement.

Power of Attorney appointing Lorraine E. Vega as Mr. Jackson's Attorney-In-Fact is attached as Exhibit 3 to this Statement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated as of January 26, 2000.

/S/ Lorraine E. Vega
-------------------------------------------------------------
Signature of Reporting Person

By:  Lorraine E. Vega, Attorney-In-Fact
For: Daniel E. Jackson



            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1

                            STOCK PURCHASE AGREEMENT

     STOCK  PURCHASE  AGREEMENT  dated as of October 1, 1999  between  Daniel E.
Jackson   ("Jackson")  and  Cotelligent,   Inc.  a  Delaware   corporation  (the
"Company").

     WHEREAS, the Company maintains the 1999 Leveraged Stock Purchase Plan ("LSPP"), and pursuant thereto, the Compensation Committee of the Company's Board of Directors granted to Jackson the right to purchase up to 736,842 shares of the Company's common stock at a price per share equal to the market price thereof on the date of such purchase; and

     WHEREAS, Jackson desires to exercise his right to purchase 736,842 shares of the Company's common stock (the "Shares") on the terms and subject to the conditions set forth herein.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

     1. Purchase and Sale of the Shares.

        (a) Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, the Company, in reliance on the representations, warranties and agreements of Jackson contained herein, hereby sells to Jackson, and Jackson, in reliance on the representations, warranties and agreements of the Company contained herein, hereby purchases from the Company, the Shares.

        (b) Purchase Price. The purchase price to be paid by Jackson to the Company for the Shares shall be $2,625,000 (two million, six hundred twenty-five thousand dollars) ($3.5625 per Share), to be paid by delivery of a promissory note attached hereto as Exhibit A (the "Note") in the face amount of $2,625,000, payment of which is secured pursuant to the terms of a Pledge Agreement dated as of the date hereof, between Jackson and the Company (the "Pledge Agreement"), attached hereto as Exhibit B.


        (c) Stock Certificates. Certificates representing the Shares shall be evidenced by issuance of one or more certificates in Jackson's name, bearing an appropriate legend referring to the terms, conditions, and restrictions applicable hereunder, and shall remain in the physical custody of the Company or its designee until such time as the transfer restrictions set forth in Section 5 have lapsed and the Shares cease to be subject to a security interest pursuant to the Pledge Agreement. In addition, the Shares shall be subject to such stop-transfer orders and other restrictive measures as the Company shall deem advisable under federal or state securities laws, rules and regulations thereunder, and the rules of any national securities exchange on which Company's common stock is then quoted or listed, or to implement the transfer restrictions or the pledge, and the Company may cause a legend or legends to be placed on any such certificates to make appropriate reference to the transfer restrictions and the pledge. Upon lapse of the transfer restrictions and release from the security interest under the Pledge Agreement, the Company shall promptly deliver to Jackson one or more certificates representing the Shares, with any legend referring to the transfer restrictions and security interest removed from such certificate(s). Jackson agrees to execute and deliver to the Company one or more stock powers, in such form as may be specified by the Company, authorizing the transfer of title to the Shares to the Company upon exercise of its call right pursuant to Section 5 or its rights under the Pledge Agreement.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to Jackson as follows:

        (a) Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

        (b) Authority. The execution and delivery of this Agreement by the Company, and the performance by the Company of its obligations hereunder, have been duly authorized by all necessary corporate action by the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

        (c) No Violation. Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby will (with or without notice or lapse of time or both) violate, constitute a default under or cause the termination of (i) the Company's Certificate of Incorporation or By-Laws, (ii) any material contract, agreement or other instrument to which the Company is a party or by which the Company is bound or (iii) any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority applicable to the Company.

        (d) The Shares. The Shares when issued and delivered to Jackson pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable.

     3. Representations and Warranties of Jackson. Jackson hereby represents and warrants to the Company as follows:

        (a) Authority. Jackson has the requisite capacity to execute and deliver this Agreement, the Note and the Pledge Agreement, to perform his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement, the Note and the Pledge Agreement have been duly and validly executed and delivered by Jackson and constitute the legal, valid and binding obligation of Jackson, enforceable against Jackson in accordance with their terms.

        (b) No Violation. The execution and delivery by Jackson of this Agreement, the Note and the Pledge Agreement does not, and the performance by Jackson of his obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not, conflict with, result in any violation of or default under, result in any person or entity having the right to terminate or modify, or require consent under
     (i) any note, bond, mortgage, license, lease, contract, commitment, agreement or arrangement to which Jackson is a party or by which any of his properties or assets are bound or (ii) any judgment, decree or order, or statute, law, ordinance, regulation or rule, applicable to Jackson or to any of the properties or assets of Jackson. No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, is required to be obtained or made by Jackson in connection with the execution and delivery of this Agreement, the Note and the Pledge Agreement or the consummation of the transactions contemplated hereby or thereby.

     4. Investment Representation of Jackson; Securities Law Restrictions. Jackson hereby represents and warrants to the Company that Jackson is acquiring the Shares for his own account for the purpose of investment and not with a view to the resale or distribution of all or any part of the Shares as that phrase is interpreted pursuant to the Securities Act of 1933 (the "Securities Act"). Jackson acknowledges that the Shares have not been registered under the Securities Act and therefore may not be resold other than pursuant to an effective registration statement or pursuant to an exemption from registration.

     5. Restrictions on Shares; Call Right. During the "Restriction Period" (as defined below), Jackson may not, without the consent of the Compensation Committee, sell, transfer or otherwise dispose of the Shares. The "Restriction Period" shall commence on the date hereof and end on the earliest of (i) the second anniversary of the date hereof, (ii) Jackson's termination of employment with the Company for any reason, or (iii) a "Change in Control" (as defined below). If, prior to the second anniversary of the date hereof, Jackson voluntary resigns from the employment of the Company or the Company terminates Jackson's employment for "Good Cause" (as defined below), other than any such resignation or termination that occurs following a Change in Control, then the Company shall have the right to repurchase any or all of the Shares at a price equal to the price originally paid by Jackson for the Shares. The Company may exercise its right under the preceding sentence by delivering written notice to Jackson within 30 days following such termination of employment, and during any such 30 day period, Jackson may not sell, transfer or otherwise dispose of the Shares.

    6.   Tax Matters.

         (a) Tax Withholding. The Company may deduct from any payment to be made to Jackson (including delivery of the Shares) any amount that federal, state or local tax law requires to be withheld with respect to the purchase, holding or disposition of Shares.

         (b) Section 83(b) Election. Jackson agrees to file an election with the Internal Revenue Service pursuant to Section 83(b) of the Code within 30 days after the date hereof. If Jackson fails to file such election, Jackson understands that the excess, if any, of the fair market value of the Shares upon the expiration of the Restriction Period over the price paid for the Shares may be reportable as ordinary income at such time. Jackson acknowledges that it is his sole responsibility to seek advice regarding Section 83(b) and to determine the impact of making such election.

    7. Terms of the LSPP. This Agreement is subject to the terms of the LSPP, which are hereby incorporated by reference.

    8. Certain Definitions. For purposes hereof, the following terms shall have the meanings set forth below:

         (a) Change in Control  shall be deemed to have occurred if:

             (i) any person, other than the Company or an employee benefit plan of the Company, acquires directly or indirectly the Beneficial Ownership(as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of any voting security of the Company and immediately after such acquisition such person is, directly or indirectly, the Beneficial Owner of voting securities representing 50 percent or more of the total voting power of all of the then-outstanding voting securities of the Company;


            (ii) the individuals (A) who, as of the effective date of the Plan, constitute the Board (the "Original Directors") or (B) who thereafter are elected to the Board and whose election, or nomination for election, to the Board was approved by a vote of at least two-thirds (2/3) of the Original Directors then still in office (such directors becoming "Additional Original Directors" immediately following their election) or (C) who are elected to the Board and whose election, or nomination for election, to the Board was approved by a vote of at least two-thirds (2/3) of the Original Directors and Additional Original Directors then still in office (such directors also becoming "Additional Original Directors" immediately following their election) (such individuals being the "Continuing Directors"), cease for any reason to constitute a majority of the members of the Board;

            (iii) the stockholders of the Company shall approve a merger, consolidation, recapitalization, or reorganization of the Company, a reverse stock split of outstanding voting securities, or consummation of any such transaction if stockholder approval is not sought or obtained, other than any such transaction which would result in at least 75 percent of the total voting power represented by the voting securities of the surviving entity outstanding immediately after such transaction being Beneficially Owned by at least 75 percent of the holders of outstanding voting securities of the Company immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction; or

           (iv) the stockholders of the Company shall approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or a substantial portion of the Company's assets (i.e., 50 percent or more of the total assets of the Company).

        (b) Disability shall have the meaning ascribed thereto in any employment agreement between the Company and Jackson in effect at the time of termination of employment, or, if there is no employment agreement or if any such employment agreement does not contain a definition of "disability", then Disability shall mean Jackson's inability, by reason of a physical or mental impairment, to substantially perform his job functions for a period of six consecutive months.


        (c) Good Cause shall have the meaning ascribed thereto in any employment agreement between the Company and Jackson in effect at the time of any termination of employment, or, if there is no employment agreement or if any such employment agreement does not contain a definition of "good cause", then Good Cause shall mean Jackson's: (i) material dishonesty; (ii) failure, refusal or neglect to perform his job functions (other than by reason of a Disability);
(iii) material breach of a Company policy; (iv) conviction of a felony; or (v) willful unauthorized disclosure of the Company's confidential information.

    9.   Miscellaneous.

         (a) Severability. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

         (b) Counterparts. This Agreement may be executed in any number of counterparts, each of which or any set of which signed in either case by the Company and Jackson shall constitute a full and original agreement for all purposes will be deemed an original, but all of which together will constitute one and the same instrument.


     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by Jackson and Company as of the date and year first above written.


                                     COTELLIGENT, INC.


                                     By: /S/ James R. Lavelle
                                         --------------------
                                     Title: Chairman and Chief Executive Officer



                                     /S/ Daniel E. Jackson
                                     ---------------------
                                     Daniel E. Jackson

                                                                       Exhibit A
                                 PROMISSORY NOTE

$2,625,000                                                       October 1, 1999


     FOR VALUE RECEIVED, the undersigned, Daniel E. Jackson ("Jackson"), promises to pay to the order of Cotelligent, Inc., a Delaware corporation (the "Company"), the amount of Two Million Six Hundred Twenty Five Thousand dollars ($2,625,000)

     1. Purpose; Security. This Note evidences a loan made by the Company to Jackson to facilitate the purchase by Jackson of seven hundred thirty six thousand eight hundred forty two (736,842) shares of common stock of the Company (the "Shares") in accordance with the terms of a certain Stock Purchase Agreement (the "Purchase Agreement"), dated as of October 1, 1999, by and between the Company and Jackson, and this Note is the "Note" of Jackson referred to in Section 1(b) of the Purchase Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Purchase Agreement. Payment of this Note (together with any costs in connection with the collection thereof) is secured pursuant to the terms of the Pledge Agreement, reference to which is made for a description of the collateral provided thereby and the rights of the Company and the holder of this Note in respect of such collateral.

     2. Interest. The unpaid principal balance of this Note, plus all accrued and unpaid interest on this Note, shall accrue interest from the date of this Note until payment at a rate equal to 5.93%, compounded semi-annually. All accrued and unpaid interest shall be due and payable upon the maturity of this Note.

     3. Maturity. The entire unpaid principal balance of this Note and accrued interest thereon shall be payable on the Maturity Date. As used in this Note, the term "Maturity Date" means earlier to occur of (i) the fifth anniversary of the date hereof, and (ii) 60 days following the termination of Jackson's employment with the Company, or, if later, the date the Shares are to be repurchased pursuant to Section 5 of the Purchase Agreement.

     4.  Prepayment.


        (a) Mandatory Prepayment. This Note shall be prepaid upon the sale by Jackson of any of the Shares to the extent of the gross proceeds of such sale. The right of Jackson to receive proceeds upon the sale of Shares is subject to the prior right of the Company (i) in the case of a sale of Shares to the Company, in lieu of the Company paying the proceeds from such sale to Jackson, to set off against this Note an amount equal to the proceeds of such sale with any remainder in excess of the balance of the unpaid balance on this Note payable to Jackson, or (ii) in the case of a sale of Shares to any other person, in lieu of any of such person paying the purchase price therefor to Jackson, to direct such person to pay an amount equal to the proceeds of such sale to the Company which shall set off such amount against this Note with any remainder payable to Jackson.

        (b) Voluntary Prepayment.  Jackson may not voluntarily prepay the Note.

     5. Recourse. If this Note becomes payable (i) by reason of Jackson's termination of employment by the Company without Good Cause or because of Jackson's death or Disability, or (ii) upon or following a Change in Control, then, except for recourse against the Shares as provided in the Pledge Agreement, no recourse for the payment of the principal or accrued interest on this Note or for any claim based hereon (including costs of collection) shall be had against Jackson, all such liability being, by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released. In all other circumstances, Jackson shall be personally liable for payment of this Note. For purposes of the foregoing, the termination of Jackson's employment upon the expiration of the term of any employment agreement between the Company and Jackson shall be treated as a resignation by Jackson of his employment with the Company.

     IN WITNESS WHEREOF, the undersigned has executed this Note as of the date set out above.





                                            Daniel E. Jackson

                                                                       Exhibit B
                                PLEDGE AGREEMENT


     Pledge Agreement, dated as of October 1, 1999 made by Daniel E. Jackson ("Jackson"), to Cotelligent, Inc., a Delaware corporation (the "Company").

     Jackson is the owner of 736,842 shares of common stock of the Company (the "Pledged Shares"). The Company has agreed to lend Jackson $2,625,000 (the "Loan"), to be evidenced by a note to be executed by Jackson simultaneously herewith (the "Note"). It is a condition precedent to the making of the Loan under the Note that Jackson shall have made the pledge contemplated by this Agreement.

     NOW, THEREFORE, in consideration of the premises and in order to induce the Company to make the Loan under the Note, Jackson hereby agrees with the Company as follows:

     1. Pledge. Jackson hereby pledges to the Company and grants the Company a security interest in the Pledged Shares and all proceeds and products thereof, accessions thereto and substitutions therefore (collectively, the "Collateral").

     2. Security for Obligations. This Pledge Agreement secures the payment of all of Jackson's obligations under the Note.

     3. Delivery of Pledged Collateral. All certificates or instruments representing or evidencing the Pledged Shares shall be delivered to and held by the Company and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Company.

     4. Representations and Warranties. Jackson represents and warrants that Jackson is the legal and beneficial owner of the Pledged Shares.

     5. Further Assurances. Jackson agrees that from time to time he will promptly execute and deliver all further instruments and documents, and take all further action, that may be necessary or desirable, or that the Company may request in order to perfect and protect the pledge and security interest granted hereby.


     6. Continuing Security Interest. This Agreement shall be a continuing assignment of, and security interest in, the Collateral and shall remain in full force and effect until payment of all obligations under the Note. The Company shall release its security interest in all or any portion of the Pledged Shares (but not the proceeds thereof) against its receipt of the proceeds of any sale thereof by Jackson.

     7. Remedies.

        (a) In case Jackson fails to pay the Note on the Maturity Date, as defined in the Note, (an "Event of Default"), the Company shall have in each case all of the remedies of a secured party under the California
     Uniform Commercial Code, and, without limiting the foregoing, shall have the right, in its sole discretion upon the occurrence and during the continuance of any such unwaived Event of Default, (i) to receive all amounts payable in respect of the Pledged Shares otherwise payable to Jackson, (ii) to vote all or any part of the Pledged Shares (whether or not transferred into the name of the Company) and give all consents, waivers and ratifications in respect of the Pledged Shares and otherwise act with respect thereto as though it were the outright owner thereof (Jackson hereby irrevocably constituting and appointing the Company the proxy and attorney-in-fact of Jackson, with full power of substitution to do so, which appointment is irrevocable as one coupled with an interest), and
     (iii) to sell, resell, assign and deliver all or, from time to time, any part of the Pledged Shares, or any interest in or option or right to purchase any part thereof, on any securities exchange on which the Pledged Shares or any of them may be listed or at any of the Company's offices or elsewhere, at any private sale or public auction, with or without demand of performance or other demand, advertisement or notice of the time or place of sale or adjournment thereof or otherwise, for cash, on credit or for other property, for immediate or future delivery, and for such price or prices and on such terms as the Company shall, in its sole discretion, determine, Jackson hereby waiving and releasing any and all right or equity of redemption whether before or after sale hereunder. At any such sale the Company may bid for and purchase the whole or any part of the Pledged Shares so sold free from any such right or equity of redemption. The Company shall apply the proceeds of any such sale first to the payment of all costs and expenses, including reasonable attorneys' fees, incurred by the Company in enforcing its rights under this Pledge Agreement and second to the payment of the obligations under the Note, and Jackson shall continue to be liable for any deficiency to the extent provided in the Note. Any remaining proceeds shall be delivered to Jackson.

        (b) Jackson recognizes that the Company may be unable to effect a public sale of all or a part of the Pledged Shares by reason of certain prohibitions contained in the Securities Act of 1933 or in applicable state securities or "blue sky" laws, may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obliged to agree, among other things, to acquire the Pledged Shares for their own account, for investment and not with a view to the distribution or resale thereof. Jackson acknowledges and agrees that private sales so made may be at prices and on other terms less favorable to the seller than if the Pledged Shares were sold at public sale, and that the Company has no obligation to delay the sale of the Pledged Shares for the period of time necessary to permit the registration of the Pledged Shares for public sale under the Securities Act of 1933 and under applicable state securities or "blue sky" laws. Jackson agrees that a private sale or sales made under the foregoing circumstances shall be deemed to have been made in a commercially reasonable manner.


        (c) If any consent, approval or authorization of any state, municipal or other governmental department, agency or authority should be necessary to effectuate any sale or disposition by the Company of the Pledged Shares, Jackson will execute all such applications and other instruments as may be required in connection with securing any such consent, approval or authorization, and will otherwise use their best efforts to secure the same.

        (d) Neither failure nor delay on the part of the Company to exercise any right, remedy, power or privilege provided for herein or by statute or at law or in equity shall operate as a waiver thereof, nor shall any single or partial exercise of any other right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

     8. Governing Law; Terms. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of laws principles thereof. Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Note.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered on the date first above written.

                                        COTELLIGENT, INC.


                                        By: ____________________________________

                                        Title: _________________________________





                                        Daniel E. Jackson

                                                                       EXHIBIT 2

                                COTELLIGENT, INC.

                       1999 LEVERAGED STOCK PURCHASE PLAN

     1. Purpose. The purpose of this 1999 Leveraged Stock Purchase Plan (the "Plan") of Cotelligent, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company and its stockholders and to strengthen the link between management and its stockholders by providing senior executives and other key employees of the Company and its subsidiaries with an opportunity to significantly increase their ownership of Stock and by providing this opportunity in a manner that places such executives and key employees at risk in the event of poor Company performance.

     2. Definitions. For purposes of the Plan, the following terms shall be defined as set forth below:

     (a) "Board" means the Board of Directors of the Company.

     (b) "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

     (c) "Committee" means the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan.


     (d) "Fair Market Value" means, with respect a share of Stock on a particular date, the closing price per share of Stock on such date at the end of regular trading hours on the New York Stock Exchange (or, if there was no trading or quotation in the Stock on such date, on the next preceding date on which there was trading or quotation) as reported by the Wall Street Journal.

     (e) "Participant" means an eligible employee who has been selected for and has accepted the opportunity to purchase shares of Stock under the Plan.

     (f) "Purchase Agreement" means a written agreement between the Company and a Participant evidencing the purchase of shares of Stock under the Plan.

     (g) "Purchase Price" means the price paid by a Participant for the purchase of shares of Stock under the Plan.

     (h) "Stock" means the Common Stock, $.01 par value, of the Company and such other securities as may be substituted for Stock or such other securities pursuant to Section 4.

     3.  Administration.

     (a) Authority of the Committee. The Plan shall be administered by the Committee. The Committee shall have full and final authority to take the actions as described in the Plan, in each case subject to and consistent with the provisions of the Plan. The Committee shall also have the authority to (i) appoint such agents as the Committee may deem necessary or advisable to administer the Plan; (ii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Purchase Agreement or other instrument hereunder; and (iii) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

     (b) Manner of Exercise of Committee Authority. Any action of the Committee with respect to the Plan shall be final, conclusive and binding on all persons, including the Company, subsidiaries of the Company, Participants, any person claiming any rights under the Plan from or through any Participant and stockholders, except to the extent the Committee may subsequently modify, or take further action not consistent with, its prior action. If not specified in the Plan, the time at which the Committee must or may make any determination shall be determined by the Committee, and any such determination may thereafter by modified by the Committee (subject to Section 8(d)). The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. Except as provided under Section 7(b), the Committee may delegate to officers or managers of the Company or any subsidiary of the Company the authority, subject to such terms as the Committee shall determine, to perform such functions as the Committee may determine, to the extent permitted under applicable law.

     (c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company's independent certified public accountants or any executive compensation consultant, legal counsel or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on its behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination or interpretation.

     4. Stock Subject to Plan. The aggregate number of shares of Stock that may be purchased under the Plan shall not exceed 2,000,000. If, prior to the purchase of all such shares under the Plan, there occurs any recapitalization, forward or reverse split, Stock dividend or other special, large and non-recurring dividend or distribution (whether in the form of cash, securities or other property) or other similar corporate transaction or event, then the number of shares remaining under the Plan shall be appropriately adjusted to reflect such transaction or event.

     5. Eligibility. Executive officers and other key employees of the Company and its subsidiaries are eligible to be granted the opportunity to purchase shares of Stock under the Plan.

     6. Purchase of Shares. The Plan authorizes the purchase of shares of Stock by eligible employees who are selected by the Committee as to such number of shares and on such terms and conditions as shall be determined by the Committee; provided, however, that (i) the Purchase Price shall not be less than the Fair Market Value of the Stock so purchased at the time of purchase, and (ii) no one Participant may purchase more than 750,000 shares of Stock under the Plan (subject to adjustment upon a transaction or event described in Section 4 above). The Committee may base its selection of an eligible employee and the number of shares of Stock that such employee may purchase on such criteria that the Committee, in its discretion, shall determine. The terms and conditions relating to the purchase of shares under the Plan shall be set forth in a Purchase Agreement, the form of which shall be prescribed by the Committee.

     7. Loans. The Committee may, in its discretion, permit a Participant to finance up to 100% of the Purchase Price through a loan provided by the Company to the Participant. The terms of any such loan shall be determined by the Committee, including whether the loan will be secured by any or all of the shares of Stock purchased, whether it will carry interest or be interest-free, and the time or times for repayment; provided, however, that all loans shall be full recourse as to a Participant.

     8.  General Provisions.

     (a) Compliance With Laws and Obligations. The Company shall not be obligated to issue or deliver Stock under the Plan in a transaction subject to the requirements of any applicable securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system or any other law, regulation or contractual obligation of the Company until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing shares of Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

     (b) No Right to Continued Employment or Service. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or other person the right to be retained in the employ or service of the Company or any of its subsidiaries, nor shall it interfere in any way with the right of the Company or any of its subsidiaries to terminate any employee's employment or other person's service at any time.

     (c) Taxes. The Company and any subsidiary is authorized to withhold from any delivery of Stock under the Plan or any payroll or other payment to a Participant amounts of withholding and other taxes due or potentially payable in connection with any transaction relating to the purchase of Stock, the repayment of a loan, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations that arise under the Plan. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof, upon satisfaction of a Participant's tax obligations.

     (d) Changes to the Plan and Purchase Agreements. The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant the opportunity to purchase shares of Stock under the Plan without the consent of stockholders or Participants, except that any such action shall be subject to the approval of the Company's stockholders at or before the next annual meeting of stockholders for which the record date is after such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant with respect to shares of Stock theretofore purchased under the Plan. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Purchase Agreement; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Purchase Agreement.

     (e) No Rights to Awards; No Stockholder Rights. No Participant or employee shall have any claim to be granted the opportunity to purchase shares of Stock under the Plan, and there is no obligation for uniformity of treatment of Participants and employees. The opportunity to purchase shares of Stock under the Plan shall not confer on any Participant any of the rights of a stockholder of the Company unless and until Stock is duly issued or transferred and delivered to the Participant in accordance with the terms of the Purchase Agreement.

     (f) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including, without limitation, the granting of the opportunity to purchase shares of Stock otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.


     (g) Governing Law. The validity, construction and effect of the Plan, any rules and regulations relating to the Plan and any Purchase Agreement shall be determined in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws, and applicable federal law.

     (h) Effective Date; Plan Termination. The Plan shall become effective as of the date of its adoption by the Board and approval of the Company's stockholders, and shall continue in effect until terminated by the Board; provided, however, that no purchases of Stock under the Plan may occur after March 31, 2003.

                                                                       EXHIBIT 3

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Lorraine E. Vega, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any Form 3, Form 4, Form 5,
Schedule 13G or Schedule 13D relating to beneficial ownership and changes in beneficial ownership of equity securities of Cotelligent, Inc. (the "Company"), and any amendment thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and submit copies thereof to any securities exchange or automated quotation system and to the Company, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitutes, may lawfully do or cause to be done by virtue hereof. This power-of-attorney shall expire at such time as the undersigned ceases to be subject to filing requirements under Section 13(d), 13(g), and/or 16(a) under the Securities and Exchange Act of 1934, as amended, with respect to the Company.



                                                   Signed: /S/ Daniel E. Jackson
                                                           ---------------------
                                                   Print Name: Daniel E. Jackson

                                                   Date: November 4, 1999